May 31, 2024
U.S. Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549

Attention:	Michael Purcell
Daniel Morris

Re:	Icon Energy Corp. Registration Statement on Form F-1 Filed May 14, 2024 File No. 333-279394

Ladies and Gentlemen:

Reference is made to the draft registration statement on Form F-1 (the “Draft Registration Statement”) of Icon Energy Corp. (the “Company”) in connection with the registration of the Company’s common shares under the Securities Act of 1933, as amended, that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on December 19, 2023. By letter dated January 12, 2024 (the “First Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Draft Registration Statement. The first amended draft registration statement on Form F-1 (the “First Amended Draft Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter was confidentially submitted to the Commission for review on January 26, 2024. By letter dated February 8, 2024, the Staff provided the Company with its comments (the “Second Comment Letter”) to the First Amended Draft Registration Statement. The second amended draft registration statement on Form F-1 (the “Second Amended Draft Registration Statement)”, which responded to the Staff’s comments contained in the Second Comment Letter was confidentially submitted to the Commission for review on April 1, 2024. By letter dated April 10, 2024, the Staff provided the Company with its comments (the “Third Comment Letter”) to the Second Amended Draft Registration Statement. The Company confidentially submitted to the Commission for review a letter dated April 23, 2024, which responded to Comment No. 2 of the Third Comment Letter and provided the Staff with the related changes the Company proposed to make to its Second Amended Draft Registration Statement (the “Proposed Changes”). By letter dated May 8, 2024, the Staff provided the Company with its comments to the Proposed Changes (the “Fourth Comment Letter”). On May 14, 2024, the Company publicly filed with the Commission its Registration Statement on Form F-1 (the “Registration Statement”), responding to Comment No. 1 (the remaining comment) of the Third Comment Letter and the comment contained in the Fourth Comment Letter. By letter dated May 28, 2024, the Staff provided the Company with its comments (the “Fifth Comment Letter”) to the Registration Statement. Amendment No. 1 to the Registration Statement (the “First Amended Registration Statement”), which responds to the Staff’s comments contained in the Fifth Comment Letter, is today being publicly filed with the Commission. The First Amended Registration Statement also includes updates relating to the passage of time.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the First Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Fifth Comment Letter.

Registration Statement on Form F-1

Prospectus Summary, page 1

1.
We note that each Series B Preferred Share has the voting power of 1,000 common shares and counts for 1,000 votes for purposes of determining quorum at a meeting of shareholders. We also note that each of the Series A Preferred Shares have a stated amount of $1,000 per share. Please revise your disclosure here and throughout the filing, including the cover page, to detail the dilutive effect of the Series A Preferred Shares and the controlling impact of the Series B Preferred Shares. Please also explain in greater detail your capital structure, and the nature of the disparate voting rights.

In response to the Staff’s comment, the Company has included the requested disclosure on the cover page of the prospectus included in the Registration Statement, as well as under the following headings:

•	Prospectus Summary—Formation Transactions;

•
Risk Factors—Risks Relating to Our Common Shares—The multi-class structure of our shares has the effect of concentrating voting control with Mrs. Panagiotidi and limiting our other shareholders’ ability to influence corporate matters;

•	Business—History and Development of the Company; and

•	Certain Relationships and Related Party Transactions—Exchange Agreement.

Risk Factors
Risks Relating to our Relationship with our Manager and its Affiliates, page 36

2.
We note you disclose in a footnote to the beneficial ownership table that the Series B Preferred Shares to be held by Mrs. Panagiotidi represent 99.90% of the aggregate voting power of your total issued and outstanding share capital. Please revise your disclosure here and throughout the filing, including the cover page, to include this information.

In response to the Staff’s comment, the Company has included the requested disclosure on the cover page of the prospectus included in the Registration Statement, as well as under the following headings:

•	Prospectus Summary—Formation Transactions;

•	Risk Factors—Risks Relating to Our Common Shares—Our Chairwoman and Chief Executive Officer beneficially owns 100% of our Series B Preferred Shares and has control over us;

•
Risk Factors—Risks Relating to Our Common Shares—The multi-class structure of our shares has the effect of concentrating voting control with Mrs. Panagiotidi and limiting our other shareholders’ ability to influence corporate matters;

•	Business—History and Development of the Company; and

•	Certain Relationships and Related Party Transactions—Exchange Agreement.

3.
Please expand your disclosure to detail the risks that the Company's multi-class structure may have on the shareholders, including, if true, that the structure may render its shares ineligible for inclusion in certain stock market indices, thus adversely affecting share price and liquidity.

In response to the Staff’s comment, the Company has included the requested risk factor disclosure in the Registration Statement under the following headings:

•
Risk Factors—Risks Relating to Our Common Shares—The multi-class structure of our shares has the effect of concentrating voting control with Mrs. Panagiotidi and limiting our other shareholders’ ability to influence corporate matters; and

•	Risk Factors—Risks Relating to Our Common Shares—We cannot predict the impact our multi-class capital structure may have on the market price or liquidity of our common shares.

4.	Please expand your disclosure to note that future issuances of high-vote shares may be dilutive to low-vote shareholders.

In response to the Staff’s comment, the Company has included the requested risk factor disclosure in the Registration Statement under the following heading:

•
Risk Factors—Risks Relating to Our Common Shares—The multi-class structure of our shares has the effect of concentrating voting control with Mrs. Panagiotidi and limiting our other shareholders’ ability to influence corporate matters.

Security Ownership of Certain Beneficial Owners and Management, page 79

5.	Please revise your ownership table to include all classes of shares to be held upon the consummation of the offering, and provide the total aggregate ownership.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement under the heading “Security Ownership of Certain Beneficial Owners and Management” to include a breakdown of the beneficial ownership of all classes of the Company’s shares and the percentage of total voting power represented by such shares, both prior to and after the consummation of the offering.

*     *     *     *     *

If you have any questions or comments concerning this letter, please feel free to contact Filana R. Silberberg, Esq. at (212) 922-2225 or Will Vogel at (212) 922-2280.

Yours sincerely,

Watson Farley & Williams LLP

By:	/s/ Filana R. Silberberg
Filana R. Silberberg, Esq.